September 19, 2024

Alan Lui Wai Leung
Chief Financial Officer
Hapi Metaverse Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Hapi Metaverse Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated September 9, 2024
           File No. 333-194748
Dear Alan Lui Wai Leung:

       We have reviewed your September 9, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 4

1. We note your response to prior comment 4. Please further revise and restructure your disclosure regarding permissions and approvals as follows:
           Relocate the paragraph beginning, "As of the date of this annual report, we believe that our PRC subsidiaries have obtained the requisite licenses and permits..." in your proposed Item 1A disclosure so that it is provided in Item 1 alongside your disclosure regarding permissions and approvals applicable to the holding company and Hong
           Kong subsidiaries.
           Affirmatively identify the "requisite licenses and permits" that you state your PRC subsidiaries are required to obtain from PRC authorities for business operations.
           Clarify whether you have relied upon an opinion of counsel with respect to your conclusion that Hapi Metaverse Inc. and your Hong Kong subsidiaries are not required to obtain permissions or approvals from Chinese authorities to operate your
 September 19, 2024
Page 2

           business and offer securities to foreign investors, and if not, explain why such an opinion was not obtained. In this regard, we note that your explanation as to why you did not obtain an opinion of counsel in Item 1A only speaks to your PRC subsidiaries.
             Revise the paragraph beginning, "Some of the risks that we may be exposed to
           include...the risk that (i) we could fail to correctly..." in your proposed Item 1 disclosure to acknowledge that you also face risk if you do not receive or maintain necessary permissions or approvals. Remove the qualifier that the risk of being
           "required to obtain approvals in the future" applies only "for our Hong Kong subsidiaries," as it appears that the holding company and PRC subsidiaries also face this risk.
2. We note that in response to prior comment 10 you have added a bulleted summary of risk factors related to your operations in the PRC and Hong Kong. Please expand such summary to include discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge in the summary of risk factors any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, we note that you have added this requested disclosure in a paragraph separated from the risk factors summary rather than in the summary itself. Additionally, we reissue the portion of prior comment 10 requesting that for each of the bulleted summary risk factors, you provide an individual cross-reference to the related risk factor in
Item 1A of the
       annual report.
3. We note your response to prior comment 8 but are unable to locate responsive revisions and reissue. Please restructure to include all disclosure regarding the transfer of cash through your organization, amounts transferred to date between the holding company, its subsidiaries, and investors, foreign exchange and cash transfer restrictions, and restrictions or limitations on your ability to distribute earnings to the parent company and
       U.S. investors, including what is currently provided under Regulations Relating to
       Foreign Exchange and Transfers of Cash to and from Our Subsidiaries, in the proposed
       Item 1 disclosure for future filings, as well as in Item 7. Management s Discussion and
       Analysis of Financial Condition and Results of Operations. In this regard, we note that the paragraphs beginning "The principal regulations governing foreign currency exchange in the PRC..." and "To the extent cash in the business..." continue to be the only cash transfer-related disclosure in Item 1, and we are unable to locate any proposed revisions to
       Item 7. In your Item 1 disclosure, provide a cross-reference to individual related risk factors within Item 1A. Additionally, please enhance your description of how cash is transferred throughout your organization to explain how funds are transferred between your PRC subsidiaries and the holding company.
 September 19, 2024
Page 3

Item 1A. Risk Factors
Risks Related to Doing Business in the People's Republic of China ("PRC"), page
16

4. We note your response to prior comment 11 but are unable to locate responsive revisions and reissue in part. Highlight separately in your proposed Item 1A risk factor disclosure the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your
       securities. We continue to note that your statement,    The Chinese
government has
       exercised and can continue to exercise substantial control to intervene on virtually every sector through regulation and state ownership, and as a result, it can influence the manner in which we must conduct our business activities and effect material changes in our
       operations and/or the value of our securities,    does not include all
requested disclosure.
5.     Your added disclosure that, "As of December 31, 2023...a total
$1,050,977 was
       transferred to [the Company's] Hong Kong subsidiaries for their daily operation use..."
       appears to conflict with your statement that, "As of the date hereof, there have not been any dividends or distributions made between the holding company, its subsidiaries, and to investors." Please explain or revise, and state whether these transfers to the Hong Kong subsidiaries are the only transfers, dividends, or distributions made to date between the holding company, its subsidiaries, or to investors. Provide cross-references to the consolidated financial statements.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Michael Gershon